SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

EMBREX, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

290817105 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Gerald F. Roach, Esq.

Christopher B. Capel, Esq.

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

2500 Wachovia Capitol Center

150 Fayetteville Street Mall

Raleigh, North Carolina 27601

(919) 821-1220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 290817105	Schedule 13G/A	Page 2 of 5 Pages

1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Randall L. Marcuson
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 420,362* 6) SHARED VOTING POWER 3,085* 7) SOLE DISPOSITIVE POWER 420,362* 8) SHARED DISPOSITIVE POWER 3,085*

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,447*
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.07%**
12)	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 4 of this Schedule 13G.
**	Based on 8,133,241 shares of Common Stock of the Issuer outstanding as of October 25, 2005, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2005 and filed with the Securities and Exchange Commission on November 1, 2005.

CUSIP No. 290817105	Schedule 13G/A	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer

Embrex, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices

1040 Swabia Court Durham, North Carolina 27703

Item 2	(a)	Name of Person Filing

Randall L. Marcuson

	(b)	Address of Principal Business Office or, if none, Residence

1040 Swabia Court, Durham, North Carolina 27703

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common Stock, par value of $0.01 per share

	(e)	CUSIP Number

290817105

Item 3	Not applicable.

CUSIP No. 290817105	Schedule 13G/A	Page 4 of 5 Pages

Item 4	Ownership

(a) Amount Beneficially Owned: 423,447 (1)

(b) Percent of Class: 5.07% (2)

(c) Number of Shares as to which such Person has:

(i) sole power to vote or to direct the vote: 420,362 (1)

(ii) shared power to vote or to direct the vote: 3,085 (1)

(iii) sole power to dispose or to direct the disposition of: 420,362 (1)

(iv) shared power to dispose or to direct the disposition of: 3,085 (1)

(1) Includes 196,108 shares owned by the Reporting Person, which includes 19,500, 18,200 and 29,900 shares issued to him pursuant to restricted stock awards granted under the Issuer’s Amended and Restated Incentive Stock Option and Nonstatutory Stock Option Plan (including any predecessor plans, the “Stock Plan”) in April 2003, February 2004, and March 2005, respectively, which vest at a rate of 25% per year on each of the first four anniversaries of the date of issuance. Also includes 224,254 shares subject to options issued under the Stock Plan that are exercisable within sixty days of December 31, 2005. Also includes 3,085 shares owned by the Reporting Person’s children.

(2) Based on 8,133,241 shares of Common Stock of the Issuer outstanding as of October 25, 2005, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2005 and filed with the Securities and Exchange Commission on November 1, 2005.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 290817105	Schedule 13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2006

Randall L. Marcuson

By:	/s/ Randall L. Marcuson
Name:	Randall L. Marcuson